Exhibit 4.4(b)

Certificate of Scrivener’s Error

This is a certificate of Scrivener’s Error executed as of this 15th day of March, 2021

WHEREAS, on February 10, 2021, Kona Gold Beverage, Inc. (“Kona”) Issued and sold its Secured Convertible Debenture to YAII PN, Ltd. (“YAII”), Debenture No. KGKG-3 1-2, in the original principal amount of $900,000 (the “February Debenture);

WHEREAS, the document evidencing the February Debenture, by error, reflected in Section (4)(a), in part:

“Conversion Right. Subject to the provisions of Section 4(f), at any time or times on or after the Maturity Date and not withstanding any pending Company Redemption, the Holder shall be entitled to convert at its option any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Common Stock in accordance with Section 4(e) . . . . .”

WHEREAS, Kona and YAII, as the parties to the February Debenture, each acknowledges that Section 4(a) should read, in part:

“Conversion Right. Subject to the provisions of Section 4(f), at any time or times on or after the Issuance Date and notwithstanding any pending Company Redemption, the Holder shall be entitled to convert at its option any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Common Stock in accordance with Section 4(e) . . . . .”

NOW, THEREFORE, Kona and YAII, as the parties to the February Debenture, wishing to correct the Scrivener’s Error, acknowledge the following:

1.       Attached as Exhibit A is a true and correct copy of page 5 of the February Debenture with the Scrivener’s Error corrected.

Executed this 15th day of March, 2021

KONA GOLD BEVERAGE, INC.

By:
Robert Clark, Chief Executive Officer

YAII PN, LTD.

By:	YORKVILLE ADVISORS GLOBAL, LP
Its:	Investment Manager

By:	YORKVILLE ADVISORS GLOBAL II, LLC
Its:	General Partner

By:
Name:	David Gonzalez
Tile:	Member

EXHIBIT A